This preliminary pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. We may not sell these securities until we deliver a final pricing supplement. This preliminary pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where such an offer or sale would not be permitted.
Filed pursuant to Rule 424(b)(2)
Registration No. 333-136666
Subject to Completion, dated March 5, 2008
PRICING SUPPLEMENT
(To Prospectus dated August 16, 2006 and
Prospectus Supplement dated August 16, 2006)
The Bear Stearns Companies Inc.
$[●] Medium-Term Notes, Series B
Buffered Accelerated Market Participation Securities
Linked to the Financial Select Sector SPDR® Fund, due April [●], 2009
•
The Notes are linked to the performance of the Financial Select Sector SPDR® Fund (the “ETF”) and are not principal protected. When we refer to Notes in this pricing supplement, we mean Notes with a principal amount of $1,000.00. On the Maturity Date, you will receive the “Cash Settlement Value,” an amount in cash depending on the ETF Return.

•	The Cash Settlement Value, per Note, will be calculated as follows:
(a)
if the ETF Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of (i) $1,000.00 multiplied by (ii) the Upside Participation Rate (200.00%) multiplied by (iii) the ETF Return, provided that in no event will the Cash Settlement Value payable at maturity exceed $[1,250.00-1,280.00] per Note, which represents a maximum return of [25.00-28.00]% on the Notes;

(b)	if the ETF Return is less than or equal to zero but greater than or equal to -10.00%, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note; or
(c)
if the ETF Return is less than -10.00%, the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. For example, if the ETF Return is -30.00%, you will suffer a 20.00% loss and, therefore, the Cash Settlement Value of each Note will be equal to 80.00% of the principal amount.

•	The ETF Return will equal the quotient of (a) the Final Price minus the Initial Price, divided by (b) the Initial Price.
•	The Upside Participation Rate will equal 200.00%.
•	The Notes will not pay interest during the term of the Notes.
•	The Notes will not be listed on any securities exchange or quotation system.
•	The scheduled Calculation Date for the Notes is April [●], 2009. The Calculation Date is subject to adjustment as described herein.
•	The Maturity Date for the Notes is expected to be April [●], 2009. If the Calculation Date is postponed, the Maturity Date will be three Business Days following the postponed Calculation Date.
•	The CUSIP number for the Notes is 0739282U6.
INVESTMENT IN THE NOTES INVOLVES CERTAIN RISKS. THE NOTES ARE NOT PRINCIPAL PROTECTED. THEREFORE, YOU MAY RECEIVE LESS, AND POSSIBLY SIGNIFICANTLY LESS, THAN YOUR INITIAL INVESTMENT IN THE NOTES. THERE MAY NOT BE AN ACTIVE SECONDARY MARKET IN THE NOTES, AND IF THERE WERE TO BE AN ACTIVE SECONDARY MARKET, IT MAY NOT BE LIQUID. YOU SHOULD REFER TO “RISK FACTORS” BEGINNING ON PAGE PS-10.
The Notes, which are linked to the performance of the ETF, are not sponsored, endorsed, sold or promoted by the Select Sector SPDR Trust, and the Select Sector SPDR Trust makes no representations regarding the advisability of investing in the Notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Initial public offering price	[●]%*	$[●]
Agent’s discount	[●]%	$[●]
Proceeds, before expenses, to us	[●]%	$[●]
*Investors who purchase an aggregate principal amount of at least $1,000,000 of this Note offering will be entitled to purchase Notes for 99.00% of the principal amount.
Any additional reissuances will be offered at a price to be determined at the time of pricing of each offering of Notes, which will be a function of the prevailing market conditions and the share price of the ETF at the time of the relevant sale.
We expect that the Notes will be ready for delivery in book-entry form only through the book-entry facilities of The Depository Trust Company in New York, New York, on or about March [●], 2008, against payment in immediately available funds. The distribution of the Notes will conform to the requirements set forth in Rule 2720 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Conduct Rules.
We may grant our affiliate Bear, Stearns & Co. Inc. a 30-day option from the date of the final pricing supplement to purchase from us up to an additional $[●] of Notes at the public offering price to cover any over-allotments.
_______________
Bear, Stearns & Co. Inc.
March [●], 2008

SUMMARY

This summary highlights selected information from the accompanying prospectus, prospectus supplement and this pricing supplement to help you understand the Notes linked to the ETF. You should carefully read this entire pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, as well as certain tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the section “Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement which highlight a number of significant risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. If information in this pricing supplement is inconsistent in any manner with the prospectus or prospectus supplement, this pricing supplement will supersede those documents. In this pricing supplement, the terms “Company,” “we,” “us” and “our” refer only to The Bear Stearns Companies Inc. excluding its consolidated subsidiaries.

The Bear Stearns Companies Inc. Medium-Term Notes, Series B, Linked to the Financial Select Sector SPDR® Fund (the “ETF” or “XLF”), due April [●], 2009 (the “Notes”) are notes whose return is tied or “linked” to the performance of the ETF. When we refer to Note or Notes in this pricing supplement, we mean $1,000.00 principal amount of Notes. The Notes are not principal protected. On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash depending on the ETF Return. The Cash Settlement Value, per Note, will be calculated as follows:

(a) if the ETF Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of (i) $1,000.00 multiplied by (ii) the Upside Participation Rate (200.00%) multiplied by (iii) the ETF Return; provided that in no event will the Cash Settlement Value payable at maturity exceed $[1,250.00-1,280.00] per Note, which represents a maximum return of [25.00-28.00]% on the Notes;

(b) if the ETF Return is less than or equal to zero but greater than or equal to -10.00%, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note; or

(c) if the ETF Return is less than -10.00%, then the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. For example, if the ETF Return is -30.00%, you will suffer a 20.00% loss and, therefore, the Cash Settlement Value of each Note will be equal to 80.00% of the principal amount.

The ETF Return will equal the quotient of (a) the Final Price minus the Initial Price, divided by (b) the Initial Price.

The Upside Participation Rate will equal 200.00%.

Selected Investment Considerations

•	Growth potential—The return, if any, on the Notes is based upon whether and the extent to which (subject to the maximum return of [25.00-28.00]%) the Final Price is greater than the Initial Price.

•
Potential leverage in the increase, if any, of the ETF—The Notes may be an attractive investment for investors who have a bullish view of the ETF over the term of the Notes. If held to maturity, the Notes allow you to participate in the potential increase in the ETF, not to exceed the maximum return of [25.00-28.00]%.

•	Taxes—For discussion regarding the U.S. Federal Income Tax Treatment of these Notes, see “Certain U.S. Federal Income Tax Considerations” herein.

Selected Risk Considerations

•
Possible loss of principal—The Notes are not principal protected. If the ETF Return is less than -10.00%, for each 1.00% difference between the ETF Return and -10.00%, you will lose an amount of your Notes equal to the product of (i) 1.00% multiplied by (ii) the $1,000.00 principal amount of the Notes.

•
No current income—We will not pay any interest during the term of the Notes. The yield on the Notes, therefore, may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same Maturity Date from an issuer with a comparable credit rating.

•
Maximum return on the Notes of [25.00-28.00]%—You will not receive more than the maximum return of [25.00-28.00]% at maturity, regardless of the positive percentage increase of the Final Price over the Initial Price. Because the maximum return on the Notes is [25.00-28.00]%, the maximum Cash Settlement Value is $[1,250.00-1,280.00].

•	Concentration—The Notes are linked to XLF, a fund that invests in the financial sector of the S&P 500® Index. As a result, an investment in the Notes will be concentrated in this single sector.

•	No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the ETF or the Underlying Stocks.

•
Not exchange listed—The Notes will not be listed on any securities exchange or quotation system, and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes upon request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

KEY TERMS

Issuer:	The Bear Stearns Companies Inc.

ETF:
Financial Select Sector SPDR® Fund, an exchange traded fund issued by the Select Sector SPDR Trust (the “ETF Issuer”), managed and maintained by SSgA Funds Management, Inc. (“SSFM”), and traded on the American Stock Exchange, LLC (“AMEX”) under the ticker symbol “XLF”.

Principal Amount:
Each Note will be issued in minimum denominations of $1,000.00 and $1,000.00 multiples thereafter; provided, however, that the minimum purchase for any purchaser domiciled in a Member state of the European Economic Area shall be $100,000.00. The aggregate principal amount of the Notes being offered is $[●]. When we refer to “Note” or “Notes” in this pricing supplement, we mean Notes each with a principal amount of $1,000.00.

Further Issuances:
Under certain limited circumstances, and at our sole discretion, we may offer further issuances of the Notes. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement.

Cash Settlement Value:	On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the ETF Return. The Cash Settlement Value, per Note, will be calculated as follows:

(a) if the ETF Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of (i) $1,000.00 multiplied by (ii) the Upside Participation Rate (200.00%) multiplied by (iii) the ETF Return; provided that in no event will the Cash Settlement Value payable at maturity exceed $[1,250.00-1,280.00] per Note, which represents a maximum return of [25.00-28.00]% on the Notes;

(b) if the ETF Return is less than or equal to zero but greater than or equal to -10.00%, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note; or

(c) if the ETF Return is less than -10.00%, then the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. For example, if the ETF Return is -30.00%, you will suffer a 20.00% loss and, therefore, the Cash Settlement Value of each Note will be equal to 80.00% of the principal amount.

ETF Return:	Equals the quotient of (a) the Final Price minus the Initial Price, divided by (b) the Initial Price.

Upside Participation Rate:	Equals 200.00%.

Interest:	The Notes will not bear interest during the term of the Notes.

Initial Price:	Equals [●], the closing share price of the ETF on March [●], 2008, as determined by the Calculation Agent.

Final Price:	The Final Price will be determined by the Calculation Agent and will equal the closing share price of the ETF on the Calculation Date as determined by the Calculation Agent.

Calculation Date:
April [●], 2009 unless such date is not an ETF Business Day, in which case the Calculation Date shall be the next ETF Business Day. The Calculation Date is subject to adjustment as described under “Description of the Notes - Market Disruption Events.”

Issue Date:	March [●], 2008.

Maturity Date:
The Notes are expected to mature on April [●], 2009 unless such date is not a Business Day, in which case the Maturity Date shall be the next Business Day. If the Calculation Date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Business Days following the adjusted Calculation Date.

Exchange listing:	The Notes will not be listed on any securities exchange or quotation system.

ETF Business Day:	Means any day on which the Relevant Exchange (as defined herein) and each Related Exchange (as defined herein) are scheduled to be open for trading.

Business Day:
Means any day other than a Saturday or Sunday, on which banking institutions in the cities of New York, New York and London, England are not authorized or obligated by law or executive order to be closed.

Calculation Agent:	Bear, Stearns & Co. Inc. (“Bear Stearns”).

Underlying Index:	Means, with respect to XLF, the Financial Select Sector Index, or any successor thereto.

Underlying Stock:	Means the stocks that comprise the Underlying Index, or any successors thereto.

Relevant Exchange:	Means the primary exchange or market of trading for the ETF, which is currently the AMEX, and the primary exchanges or markets of trading of any of the Underlying Stocks.

Related Exchange:
Means each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the ETF, or the Underlying Index.

Offers and sales of the Notes are subject to restrictions in certain jurisdictions. The distribution of this pricing supplement, the accompanying prospectus supplement and prospectus and the offer or sale of the Notes in certain other jurisdictions may be restricted by law. Persons who come into possession of this pricing supplement, and the accompanying prospectus supplement and prospectus or any Notes must inform themselves about and observe any applicable restrictions on the distribution of this pricing supplement, the accompanying prospectus supplement and prospectus and the offer and sale of the Notes. Notwithstanding the minimum denomination of $1,000.00, the minimum purchase for any purchaser domiciled in a member state of the European Economic Area shall be $100,000.00.

QUESTIONS AND ANSWERS

What are the Notes?

The Notes are a series of our senior, unsecured, unsubordinated debt securities, the value of which is linked to the performance of the ETF over the term of the Notes, as measured by the ETF Return. The Notes will not bear interest, and no other payments will be made prior to maturity. See the section “Risk Factors” for selected risk considerations prior to making an investment in the Notes.

The Notes are expected to mature on April [●], 2009. The Notes do not provide for earlier redemption. When we refer to Notes in this pricing supplement, we mean Notes each with a principal amount of $1,000.00. You should refer to the section “Description of the Notes” for a detailed description of the Notes prior to making an investment in the Notes.

Are the Notes principal protected?

No. The Notes are not principal protected and 90.00% of your principal investment in the Notes is at risk of loss. If the ETF Return is less than -10.00%, for each 1.00% difference between the ETF Return and -10.00% you will lose an amount of your Notes equal to the product of (i) 1.00% multiplied by (ii) the $1,000.00 principal amount of the Notes.

Are the Notes equity or debt securities?

The Notes are our unsecured, unsubordinated debt securities. However, the Notes differ from traditional debt securities in that the Notes are not principal protected and offer the opportunity to participate in the positive performance of the ETF, if any, subject to a maximum return of [25.00-28.00]%. If the ETF Return is less than -10.00%, you will receive less, and possibly significantly less, than your initial investment in the Notes.

Are there any risks associated with my investment?

Yes. The Notes are subject to a number of risks. You should refer to the section “Risk Factors” in this pricing supplement and the section “Risk Factors” in the accompanying prospectus supplement.

What will I receive at maturity of the Notes?

The Notes are not principal protected. On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the ETF Return. The Cash Settlement Value, per Note, will be calculated as follows:

(a) if the ETF Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of (i) $1,000.00 multiplied by (ii) the Upside Participation Rate (200.00%) multiplied by (iii) the ETF Return; provided that in no event will the Cash Settlement Value payable at maturity exceed $[1,250.00-1,280.00] per Note, which represents a maximum return of [25.00-28.00]% on the Notes;

(b) if the ETF Return is less than or equal to zero but greater than or equal to -10.00%, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note; or

(c) if the ETF Return is less than -10.00%, then the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. For example, if the ETF Return is -30.00%, you will suffer a 20.00% loss and, therefore, the Cash Settlement Value of each Note will be equal to 80.00% of the principal amount.

The ETF Return equals the quotient of (a) the Final Price minus the Initial Price, divided by (b) the Initial Price.

The Upside Participation Rate equals 200.00%.

For more specific information about the Cash Settlement Value and for illustrative examples, you should refer to the section “Description of the Notes.”

Will there be additional offerings of the Notes?

Under certain limited circumstances, and at our sole discretion, we may offer further issuances of the Notes. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement. Any additional issuance will increase the aggregate principal amount of the outstanding Notes of this series to include the aggregate principal amount of any Notes bearing the same CUSIP number that are issued pursuant to (i) any 30-day option we grant to Bear, Stearns & Co. Inc., and (ii) any future issuances of Notes bearing the same CUSIP number. The price of any additional offerings will be determined at the time of pricing of each offering, which will be a function of the prevailing market conditions and share price of the ETF at the time of the relevant sale.

Will I receive interest on the Notes?

You will not receive any periodic interest payments on the Notes. The only payment you will receive, if any, will be the Cash Settlement Value upon the maturity of the Notes.

What is the ETF?

Unless otherwise stated, all information on the ETF that is provided in this pricing supplement is derived from the ETF Issuer or other publicly available sources. The Select Sector SPDR Trust consists of separate investment portfolios (each, a “Select Sector SPDR® Fund”). Each Select Sector SPDR® Fund is a fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of Global Industry Classification Standards from a defined universe of companies. The Select Sector Indices (each, a “Select Sector Index”) upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index. The ETF tracks the performance of the Financial Select Sector Index, an index representing a wide array of financial service firms with various business lines ranging from investment management to commercial and investment banking, all of which are members of the S&P 500® Index.

You can obtain the level of XLF from the Bloomberg Professional® service (“Bloomberg”) under the symbol XLF <Equity> <Go>.

For more information, see the section “Description of the ETF.”

How has the ETF performed historically?

We have provided tables and graphs depicting the performance of the ETF from December 1998 through February 2008. You can find these tables and graphs in the section “Description of the ETF - Historical Data on the ETF.” We have provided this historical information to help you evaluate the behavior of the ETF in various economic environments; however, past performance is not indicative of the manner in which the ETF will perform in the future. You should refer to the section “Risk Factors - The historical performance of the ETF is not an indication of the future performance of the ETF.”

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange or quotation system, and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. Bear Stearns has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, the Notes will cease trading as of the close of business on the Maturity Date. You should refer generally to the section “Risk Factors.” If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

What is the role of Bear Stearns?

Bear Stearns will be our agent for the offering and sale of the Notes. After the initial offering, Bear Stearns intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, Bear Stearns will not be obligated to engage in any of these market activities or to continue them once they are begun.

Bear Stearns also will be our Calculation Agent for purposes of calculating the Cash Settlement Value. Under certain circumstances, these duties could result in a conflict of interest between Bear Stearns’ status as our subsidiary and its responsibilities as Calculation Agent. You should refer to “Risk Factors - The Calculation Agent is one of our affiliates, which could result in a conflict of interest.”

Can you tell me more about The Bear Stearns Companies Inc.?

We are a holding company that, through our broker-dealer and international bank subsidiaries, principally Bear Stearns, Bear, Stearns Securities Corp., Bear, Stearns International Limited (“BSIL”) and Bear Stearns Bank Plc, is a leading investment banking, securities and derivatives trading, clearance and brokerage firm serving corporations, governments, institutional and individual investors worldwide. For more information about us, please refer to the section “The Bear Stearns Companies Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the Securities and Exchange Commission, which you can find by referring to the section “Where You Can Find More Information” in the accompanying prospectus.

Who should consider purchasing the Notes?

Because the Notes are tied to the performance of an ETF, they may be appropriate for investors with specific investment horizons who seek to participate in the potential appreciation of the share price of the ETF. In particular, the Notes may be an attractive investment for investors who:

•	want potential upside exposure to the Underlying Stocks;

•	believe that the share price of the ETF will increase over the term of the Notes and that such increase will not exceed [25.00-28.00]%;

•
are willing to risk the possible loss of their initial investment in the Notes in exchange for the opportunity to participate in the appreciation, if any, of the ETF of up to [12.50-14.00]% (which represents a maximum return per Note of [25.00-28.00]%);

•	are willing to hold the Notes until maturity; and

•	are willing to forgo income in the form of interest payments on the Notes or dividend payments on the ETF, and on the Underlying Stocks.

The Notes may not be a suitable investment for investors who:

•	seek principal protection;

•	seek current income or dividend payments from their investment;

•	seek an investment that offers the possibility to fully participate in the potential appreciation of the ETF (since the return on the Notes is capped at [25.00-28.00]%);

•	seek an investment with an active secondary market;

•	are unable or unwilling to hold the Notes until maturity; or

•	do not have a bullish view of the ETF over the term of the Notes.

What are the U.S. federal income tax consequences of investing in the Notes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. We intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts with respect to the ETF that are subject to the “constructive ownership” rules of section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), and, where required, to file information returns with the Internal Revenue Service (the “IRS”) in accordance with such treatment. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Assuming the Notes are treated as pre-paid cash-settled executory contracts that are subject to the “constructive ownership” rules of section 1260 of Code, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes). Under this approach, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the Notes that is held for one year or less at the time of disposition would generally be treated as short-term capital gain, and any gain recognized on the taxable disposition of the Note that is held for more than a year at the time of disposition would be treated as long-term capital gain only to the extent that the U.S. holder can demonstrate that it would have realized long-term capital gain had it held the ETF directly, and otherwise would be treated as ordinary income that is subject to an interest charge. Because of the uncertainty regarding the tax treatment of the Notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a Note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

Does ERISA impose any limitations on purchases of the Notes?

An employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan that is subject to Section 4975 of the Code, including individual retirement accounts, individual retirement annuities or Keogh plans, a governmental or church plan subject to any similar law or any entity the assets of which are deemed to be “plan assets” under ERISA, Section 4975 of the Code, any applicable regulations or otherwise, will be permitted to purchase, hold and dispose of the Notes, subject to certain conditions. Such investors should carefully review the discussion under “Certain ERISA Considerations” in this pricing supplement before investing in the Notes.

RISK FACTORS

Your investment in the Notes involves a degree of risk similar to investing in the ETF. However, your ability to participate in the appreciation of the ETF is limited. The maximum return on the Notes is [25.00-28.00]%. Therefore, the maximum Cash Settlement Value is $[1,250.00-1,280.00] and the Cash Settlement Value will not reflect the increase in the ETF if the ETF Return is greater than [12.50-14.00]%. You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. Prospective purchasers should recognize the possibility of a substantial loss with respect to their investment in the Notes. Prospective purchasers of the Notes should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with their advisers, of the suitability of the Notes in light of their particular financial circumstances, the following risk factors and the other information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus. These risks include the possibility that the ETF will fluctuate, and the possibility that you will receive a substantially lower amount of principal than the amount you invested. We have no control over a number of matters that may affect the value of the Notes, including economic, financial, regulatory, geographic, judicial and political events, and that are important in determining the existence, magnitude, and longevity of these risks and their influence on the value of, or the payment made on, the Notes.

The Notes are not principal protected. At maturity, the Notes may pay less than the principal amount.

The Notes are not principal protected. If the ETF Return is less than -10.00%, for each 1.00% difference between the ETF Return and -10.00%, you will lose an amount of your Notes equal to the product of (i) 1.00% multiplied by (ii) the $1,000.00 principal amount of the Notes.

You will not receive any interest payments on the Notes. Your yield may be lower than the yield on a conventional debt security of comparable maturity.

You will not receive any periodic payments of interest or any other periodic payments on the Notes. On the Maturity Date, you will receive a payment per Note equal to the Cash Settlement Value. Thus, the overall return you earn on your Notes may be less than that you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate and is principal protected. For more specific information about the Cash Settlement Value and for illustrative examples, you should refer to the section “Description of the Notes.”

The trading value of the Notes will not necessarily be directly related to the share price of the ETF.

Even if the share price of the ETF increases above the Initial Price during the term of the Notes, the trading value of the Notes may not increase by the same amount. It is also possible for the ETF Return to increase while the trading value of the Notes declines.

The price of the ETF may not completely track the value of the underlying index.

Although the trading characteristics and valuations of the ETF will usually mirror the characteristics and valuations of the Underlying Index, the price of the ETF may not completely track the value of the Underlying Index. The ETF may reflect transaction costs and fees that are not included in the calculation of the Underlying Index.

There are industry concentration risks associated with Notes linked to the ETF.

The Notes are linked to XLF, a fund that invests in the financial sector of the S&P 500® Index. As a result, an investment in the Notes will be concentrated in this single sector. Although your investment in the Notes will not give you any ownership or other direct interests in the Underlying Stocks, the return on an investment in the Notes will be subject to certain risks similar to those associated with direct equity investments in the Underlying Stocks.

You must rely on your own evaluation of the merits of an investment linked to the ETF.

In the ordinary course of our business, we may from time to time express views on expected movements in the ETF, the Underlying Index and the Underlying Stocks. These views may vary over differing time horizons and are subject to change without notice. Moreover, other professionals who deal in the equity markets may at any time have views that differ significantly from ours. In connection with your purchase of the Notes, you should investigate the ETF, the Underlying Index and the Underlying Stocks and not rely on our views with respect to future movements in this sector and these stocks. You should make such investigation as you deem appropriate as to the merits of an investment linked to the ETF.

Your yield will not reflect dividends on the ETF or on the Underlying Stocks.

The yield on the Notes does not reflect the payment of dividends or other distributions on the ETF or the Underlying Stocks. Furthermore, the ETF generally tracks the performance of the Underlying Index, an index that represents companies in the financial sector of the S&P 500® Index, which does not reflect the payment of dividends or other distributions on the Underlying Stocks. Therefore, the yield you will receive by holding the Notes to maturity will not be the same as if you had purchased shares in the ETF or in the Underlying Stocks and held them for a similar period. You should refer to the section “Description of the Notes” for a detailed description of the Notes prior to making an investment in the Notes.

Your return on the Notes will not exceed [25.00-28.00]% over the term of the Notes, regardless of the positive percentage increase of the Final Price over the Initial Price.

If the ETF Return is greater than or equal to [12.50-14.00]%, the Cash Settlement Value will be equal to $[1,250.00-1,280.00]. Thus, if the Final Price is greater than [112.50-114.00]% of the Initial Price, regardless of the extent to which the Final Price is greater than the Initial Price, we will pay you $[1,250.00-1,280.00] per Note, which represents a maximum return of [25.00-28.00]% on the Notes. Under these circumstances, the Cash Settlement Value you receive at maturity will not fully reflect the performance of the ETF.

Uncertain tax consequences.

We intend to treat the Notes for all tax purpose as pre-paid cash-settled executory contracts with respect to the ETF that are subject to the “constructive ownership” rules of section 1260 of the Code. Under this approach, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the Notes that is held for one year or less at the time of disposition would generally be treated as short-term capital gain, and any gain recognized on the taxable disposition of the Note that is held for more than a year at the time of disposition would be treated as long-term capital gain only to the extent that the U.S. holder can demonstrate that it would have realized long-term capital gain had it held the ETF directly, and otherwise would be treated as ordinary income that is subject to an interest charge.

However, although we intend to treat the Notes for all tax purposes as pre-paid cash-settled executory contracts linked to the ETF that are subject to the “constructive ownership” rules of section 1260 of the Code, there is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain. In particular, it is possible that you will be required to recognize income for U.S. federal tax purposes with respect to the Notes prior to the sale, exchange or maturity of the Notes, and it is possible that any gain or income recognized with respect to the Notes will be treated as ordinary income rather than capital gain.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Please read carefully the section “Certain U.S. Federal Income Tax Considerations.”+

Equity market risks may affect the trading value of the Notes and the amount you will receive at maturity.

We expect that the share price of the ETF will fluctuate in accordance with changes in the financial condition of the companies issuing the Underlying Stocks, the share prices of the Underlying Stocks generally and other factors. The financial condition of the companies issuing the Underlying Stocks may become impaired or the general condition of the equity market may deteriorate, either of which may cause a decrease in the level of the Underlying Index, and thus in the share price of the ETF and, consequently, in the value of the Notes. Securities are susceptible to general equity market fluctuations and to volatile increases and decreases in value, as market confidence in, and perceptions regarding, the Underlying Stocks change. Investor perceptions regarding the companies issuing the Underlying Stocks are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The share price of the ETF is expected to fluctuate until the Maturity Date.

The historical performance of the ETF is not an indication of the future performance of the ETF.

The historical performance of the ETF, which is included in this pricing supplement, should not be taken as an indication of the future performance of the ETF. While the trading prices of the Underlying Stocks will influence the share price of the ETF, it is impossible to predict whether the share price of the ETF will fall or rise. Trading prices of the Underlying Stocks will be influenced by the complex and interrelated economic, financial, regulatory, geographic, judicial, political and other factors that can affect the capital markets generally and the equity trading markets on which the Underlying Stocks are traded, and by various circumstances that can influence the share prices of the Underlying Stocks in a specific market segment or the share price of a particular Underlying Stock.

The price at which you will be able to sell your Notes prior to maturity will depend on a number of factors, and may be substantially less than the amount you had originally invested.

If you wish to liquidate your investment in the Notes prior to maturity, your only alternative would be to sell them. At that time, there may be an illiquid market for Notes or no market at all. Even if you were able to sell your Notes, there are many factors outside of our control that may affect their trading value. We believe that the value of your Notes will be affected by the share price and volatility of the ETF, whether the share price of the ETF is greater than or equal to the Initial Price, changes in U.S. interest rates, the supply of and demand for the Notes and a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The price, if any, at which you will be able to sell your Notes prior to maturity may be substantially less than the amount you originally invested if, at such time, the share price of the ETF is less than, equal to or not sufficiently above the Initial Price. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes. The following paragraphs describe the manner in which we expect the trading value of the Notes will be affected in the event of a change in a specific factor, assuming all other conditions remain constant.

•
ETF performance. We expect that the value of the Notes prior to maturity will depend substantially on whether the share price of the ETF is greater than the Initial Price. If you decide to sell your Notes when the share price of the ETF exceeds the Initial Price, you may nonetheless receive substantially less than the amount that would be payable at maturity based on that share price of the ETF because of expectations that the share price of the ETF will continue to fluctuate until the Final Price is determined. Economic, financial, regulatory, geographic, judicial, political and other developments that affect the securities in the ETF may also affect the share price of the ETF and, thus, the value of the Notes.

•
Volatility of the ETF. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the ETF increases or decreases, the trading value of the Notes may be adversely affected. This volatility may increase the risk that the share price of the ETF will decline, which could negatively affect the trading value of Notes. The effect of the volatility of the ETF on the trading value of the Notes may not necessarily decrease over time during the term of the Notes.

•
Interest rates. We expect that the trading value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the Notes may decrease, and if U.S. interest rates decrease, the value of the Notes is expected to increase. Interest rates may also affect the economy and, in turn, the level of the Underlying Index, which would affect the share price of the ETF, thus affecting the value of the Notes. Rising interest rates may lower the level of the Underlying Index, and, thus, the share price of the ETF and, consequently, the value of the Notes. Falling interest rates may increase the level of the Underlying Index, and, thus, the share price of the ETF and, consequently, the value of the Notes.

•
Our credit ratings, financial condition and results of operations. Actual or anticipated changes in our current credit ratings, A2 by Moody’s Investor Service, Inc. and A by Standard & Poor’s Rating Services, as well as our financial condition or results of operations may significantly affect the trading value of the Notes. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the share price of the ETF, it is uncertain whether an improvement in our credit ratings, financial condition or results of operations will have a positive effect on the trading value of the Notes.

•
Time remaining to maturity. A “time premium” results from expectations concerning the share price of the ETF during the period prior to the maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease, potentially adversely affecting the trading value of the Notes. As the time remaining to maturity decreases, the trading value of the Notes may be less sensitive to the volatility of the ETF.

•
Events involving the companies issuing the Underlying Stocks. General economic conditions and earnings results of the companies issuing the Underlying Stocks, and real or anticipated changes in those conditions or results, may affect the trading value of the Notes. For example, some of the Underlying Stocks may be affected by mergers and acquisitions, which can contribute to volatility of the ETF. As a result of a merger or acquisition, one or more Underlying Stocks may be replaced with a surviving or acquiring entity’s securities. The surviving or acquiring entity’s securities may not have the same characteristics as the stock originally included in the Underlying Index.

•
Size and liquidity of the trading market. The Notes will not be listed on any securities exchange or quotation system, and we do not expect a trading market to develop. There may not be a secondary market in the Notes, which may affect the price that you receive for your Notes upon any sale prior to maturity. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive upon any sale of the Notes prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Inclusion of commission. The inclusion of commissions and projected profit from hedging in the original price of the Notes is likely to adversely affect secondary market prices. Assuming no change in the market conditions or any other relevant factors, the price, if any, at which Bear Stearns may be willing to purchase the Notes in secondary market transactions may be lower than the original price of the Notes, because the original price included, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Bear Stearns as a result of dealer discounts, mark-ups or other transaction costs.

Bear Stearns has advised us that they intend, under ordinary market conditions, to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future, nor can we predict the price at which any such bids will be made.

The effect of one of the factors specified above may offset some or all of any change in the value of the Notes attributable to another factor.

Reported prices of the ETF may be based on non-current information.

If trading is interrupted in the Underlying Stocks, publicly available information regarding the share price of the ETF may be based on the last reported prices. As a result, publicly available information regarding reported closing share prices of the ETF may at times be based on non-current information.

You have no shareholder rights or rights to receive any stock.

Investing in the Notes will not make you a holder of any shares in the ETF or in the Underlying Stocks. Neither you nor any other holder or owner of the Notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the ETF or the Underlying Stocks. The Cash Settlement Value, if any, will be paid in cash, and you will have no right to receive delivery of any shares in the ETF or in any Underlying Stocks.

The Calculation Agent is one of our affiliates, which could result in a conflict of interest.

Bear Stearns will act as the Calculation Agent. The Calculation Agent will make certain determinations and judgments in connection with calculating the Final Price, or deciding whether a Market Disruption Event (as defined herein) has occurred. You should refer to the sections “Description of the Notes.” Because Bear Stearns is our affiliate, conflicts of interest may arise in connection with Bear Stearns performing its role as Calculation Agent. Rules and regulations regarding broker-dealers (such as Bear Stearns) require Bear Stearns to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes. Bear Stearns is obligated to carry out its duties and functions as Calculation Agent in good faith, and using its reasonable judgment. See the section “Description of the Notes - Calculation Agent.”

Our affiliates, including Bear Stearns, may, at various times, for their proprietary accounts and for other accounts under their management, engage in transactions involving the Underlying Stocks, exchange-traded and over-the-counter options on, or other derivative or synthetic instruments related to, the Underlying Stocks, the Underlying Index and the ETF, individual futures contracts on the Underlying Stocks, the Underlying Index and the ETF, futures contracts on the Underlying Stocks, the Underlying Index and the ETF and/or options on these futures contracts. These transactions may influence the value of the Underlying Stocks, and therefore the levels of the Underlying Index and the share price of the ETF. BSIL, an affiliate of Bear Stearns, or one of its subsidiaries will also be the counterparty to the hedge of our obligations under the Notes. You should refer to the section “Use of Proceeds and Hedging.” Accordingly, under certain circumstances, conflicts of interest may arise between Bear Stearns’ responsibilities as Calculation Agent with respect to the Notes and its obligations under our hedge.

Changes that affect the calculation of the ETF will affect the trading value of the Notes and the amount you will receive at maturity.

If a Merger Event, Tender Offer, Nationalization, Delisting, Insolvency, or Potential Adjustment Event (each as defined herein in Description of the Notes - Antidilution Adjustments) occurs, it may become difficult to determine the trading value of the Notes or the Cash Settlement Value. If one of those corporate events occur, the Calculation Agent will determine whether such corporate event will have a material effect on that ETF or the Notes, or in the case of a Potential Adjustment Event, whether that Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of one share of the ETF. To the extent the Calculation Agent makes such a determination, the Calculation Agent will make the adjustments and computations described below in Description of the Notes - Antidilution Adjustments. The Calculation Agent will make such adjustments and computations to the Initial Price, the Final Price, the Cash Settlement Value or any other variable for the event. See “Description of the Notes - Antidilution Adjustments.” In each such event, the Calculation Agent’s determination of the value of the Notes will affect the amount you may receive at maturity. See “Description of the Notes.”

We cannot control actions by any of the companies issuing the Underlying Stocks.

Our common stock is a component of the Underlying Index. However, we are not affiliated with any of the other companies whose stock underlies the Underlying Index. Actions by any company whose stock is part of the Underlying Index may have an adverse effect on the price of its stock, the level of the Underlying Index, the Final Price, and the trading value of the Notes. These companies (other than us) are not involved in this offering and have no obligations with respect to the Notes, including any obligation to take our or your interests into consideration for any reason. These other companies will not receive any of the proceeds of this offering and are not responsible for, and have not participated in, the determination of the timing of, prices for, or quantities of, the Notes to be issued. These other companies are not involved with the administration, marketing or trading of the Notes and have no obligations with respect to the amount to be paid to you under the Notes on the Maturity Date.

We are not affiliated with any of the other companies that issue the Underlying Stocks and are not responsible for any disclosure by any such company. However, we may currently, or in the future, engage in business with such companies. Neither we nor any of our affiliates, including Bear Stearns, assumes any responsibility for the adequacy or accuracy of any publicly available information about the ETF, the Underlying Index or any Underlying Stock. You should make your own investigation into the ETF, the Underlying Index and the Underlying Stocks.

Trading and other transactions by us or our affiliates could affect the prices of the Underlying Stocks, the share price of the ETF, the trading value of the Notes or the amount you may receive at maturity.

We and our affiliates may from time to time buy or sell shares of the Underlying Stocks or derivative or synthetic instruments related to those Underlying Stocks for our own accounts in connection with our normal business practices or in connection with hedging our obligations under the Notes and other instruments. These trading activities may present a conflict of interest between your interest in the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers and in accounts under our management. The transactions could affect the prices of the Underlying Stocks or the level of the Underlying Index or the share price of the ETF in a manner that would be adverse to your investment in the Notes. See the section “Use of Proceeds and Hedging.”

The original issue price of the Notes includes the cost of hedging our obligations under the Notes. Such cost includes BSIL’s expected cost of providing such hedge and the profit BSIL expects to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Bear Stearns will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by Bear Stearns as a result of transaction costs. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

Hedging activities we or our affiliates may engage in may affect the share price of the ETF, including the Final Price, and, accordingly, increase or decrease the trading value of the Notes prior to maturity and the Cash Settlement Value you would receive at maturity. To the extent that we or any of our affiliates has a hedge position in any of the Underlying Stocks, or derivative or synthetic instruments related to those stocks, the Underlying Index or the ETF, we or any of our affiliates may liquidate a portion of such holdings at, or about, the time of the maturity of the Notes or at, or about, the time of a change in the Underlying Stocks. Depending on, among other things, future market conditions, the aggregate amount and the composition of such hedge positions are likely to vary over time. Profits or losses from any of those positions cannot be ascertained until the position is closed out and any offsetting position or positions are taken into account. Although we have no reason to believe that any of those activities will have a material effect on the share price of the ETF, we cannot assure you that these activities will not affect such share price and the trading value of the Notes prior to maturity or the Cash Settlement Value payable at maturity.

In addition, we or any of our affiliates may purchase or otherwise acquire a long or short position in the Notes. We or any of our affiliates may hold or resell the Notes. We or any of our affiliates may also take positions in other types of appropriate financial instruments that may become available in the future.

Research reports and other transactions may create conflicts of interest between you and us.

We or one or more of our affiliates have published, and may in the future publish, research reports on the ETF, the Underlying Index or the Underlying Stocks. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market price of the Underlying Stocks and, thus, the level of the Underlying Index and, therefore, the Final Price and the value of the Notes.

We or any of our affiliates may also issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns indexed to the Underlying Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the Notes.

We and our affiliates, at present or in the future, may engage in business with the companies issuing the Underlying Stocks, including making loans to, equity investments in, or providing investment banking, asset management or other advisory services to, those companies. In connection with these activities, we may receive information about those companies that we will not divulge to you or other third parties.

The Cash Settlement Value you receive on the Notes may be delayed or reduced upon the occurrence of a Market Disruption Event, or an Event of Default.

If the Calculation Agent determines that, on the Calculation Date, a Market Disruption Event has occurred or is continuing, the determination of the share price of the ETF and therefore the determination of the Cash Settlement Value by the Calculation Agent may be deferred. You should refer to the section “Description of the Notes - Market Disruption Events.”

If the Calculation Agent determines that an Event of Default (as defined herein) has occurred, a holder of the Notes will only receive an amount equal to the trading value of the Notes on the date of such Event of Default, adjusted by an amount equal to any losses, expenses and costs to us of unwinding any underlying hedging or funding arrangements, all as determined by the Calculation Agent. You should refer to the section “Description of the Notes—Event of Default and Acceleration.”

You should decide to purchase the Notes only after carefully considering the suitability of the Notes in light of your particular financial circumstances. You should also carefully consider the tax consequences of investing in the Notes. You should refer to the section “Certain U.S. Federal Income Tax Considerations” and discuss the tax implications with your own tax advisor.

DESCRIPTION OF THE NOTES

The following description of the Notes (referred to in the accompanying prospectus supplement as the “Other Indexed Notes”) supplements the description of the Notes in the accompanying prospectus supplement and prospectus. This is a summary and is not complete. You should read the indenture, dated as of May 31, 1991, as amended (the “Indenture”), between us and The Bank of New York as successor in interest to JPMorgan Chase Bank, N.A., as trustee (the “Trustee”). A copy of the Indenture is available as set forth under the section of the prospectus “Where You Can Find More Information.”

General

The Notes are part of a single series of debt securities under the Indenture described in the accompanying prospectus supplement and prospectus designated as Medium-Term Notes, Series B. The Notes are unsecured and will rank equally with all of our unsecured and unsubordinated debt, including the other debt securities issued under the Indenture. Because we are a holding company, the Notes will be structurally subordinated to the claims of creditors of our subsidiaries.

The aggregate principal amount of the Notes will be $[●]. The Notes are expected to mature on April [●], 2009 and do not provide for earlier redemption. The Notes will be issued only in fully registered form, and in minimum denominations of $1,000.00; provided, however, that the minimum purchase for any purchaser domiciled in a member state of the European Economic Area shall be $100,000.00. Initially, the Notes will be issued in the form of one or more global securities registered in the name of DTC or its nominee, as described in the accompanying prospectus supplement and prospectus. When we refer to Note or Notes in this pricing supplement, we mean $1,000.00 principal amount of Notes. The Notes will not be listed on any securities exchange or quotation system.

You should refer to the section “Certain U.S. Federal Income Tax Considerations,” for a discussion of certain federal income tax considerations to you as a holder of the Notes.

Future Issuances

Under certain limited circumstances, and at our sole discretion, we may offer further issuances of the Notes. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement. Any additional issuances will increase the aggregate principal amount of the outstanding Notes of this series, plus the aggregate principal amount of any Notes bearing the same CUSIP number that are issued pursuant to any 30-day option we grant to Bear Stearns. The prices of any additional offerings will be determined at the time of pricing of each offering, which will be a function of the prevailing market conditions and share price of the ETF at the time of the relevant sale.

Interest

We will not make any periodic payments of interest on the Notes. The only payment you will receive, if any, will be the Cash Settlement Value upon the maturity of the Notes.

Payment at Maturity

Your investment may result in a loss because the Notes are not principal protected. On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the ETF Return. The Cash Settlement Value, per Note, will be calculated as follows:

(a) if the ETF Return is greater than zero, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note plus the product of (i) $1,000.00 multiplied by (ii) the Upside Participation Rate (200.00%) multiplied by (iii) the ETF Return; provided that in no event will the Cash Settlement Value payable at maturity exceed $[1,250.00-1,280.00] per Note, which represents a maximum return of [25.00-28.00]% on the Notes;

(b) if the ETF Return is less than or equal to zero but greater than or equal to -10.00%, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Note; or

(c) if the ETF Return is less than -10.00%, then the Cash Settlement Value for each Note will be equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. For example, if the ETF Return is -30.00%, you will suffer a 20.00% loss and, therefore, the Cash Settlement Value of each Note will be equal to 80.00% of the principal amount.

The “ETF Return” will equal the quotient of (a) the Final Price minus the Initial Price, divided by (b) the Initial Price.

The “Upside Participation Rate” equals 200.00%.

The “Initial Price” equals [●], the closing share price of the ETF on March [●], 2008.

The “Final Price” will be determined by the Calculation Agent and will equal the closing share price of the ETF on the Calculation Date.

The “Calculation Date” is scheduled to be April [●], 2009 unless such date is not an ETF Business Day, in which case the Calculation Date shall be the next ETF Business Day. The Calculation Date is subject to adjustment as described under “Description of the Notes - Market Disruption Events.”

The “Maturity Date” is expected to be April [●], 2009 unless such date is not a Business Day, in which case the Maturity Date shall be the next Business Day. If the Calculation Date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Business Days following the adjusted Calculation Date.

An “ETF Business Day” means any day on which the Relevant Exchange (as defined herein) and each Related Exchange (as defined herein) are scheduled to be open for trading.

A “Business Day” means any day other than a Saturday or Sunday, on which banking institutions in the cities of New York, New York and London, England are not authorized or obligated by law or executive order to be closed.

Illustrative Examples

The following tables are for illustrative purposes and are not indicative of the future performance of the ETF or the future value of the Notes.

Because the share price of the ETF may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of all possible Cash Settlement Values. Therefore, the examples do not purport to be representative of every possible scenario concerning increases or decreases in the ETF during the term of the Notes. You should not construe these examples or the data included in any table below as an indication or assurance of the expected performance of the Notes. Numbers used in these examples may be rounded for ease of use.

You can review the historical share prices of the ETF in the section of this pricing supplement called “Description of the ETF.” The historical performance of the ETF included in this pricing supplement should not be taken as an indication of the future performance of the ETF during the term of the Notes. It is impossible to predict whether the Final Price will be greater than or less than the Initial Price.

The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

•	Investor purchases $1,000.00 aggregate principal amount of Notes at the initial public offering price of $1,000.00.

•	Investor holds the Notes to maturity.

•	The Initial Price is equal to 26.00.

•	The maximum return on the Notes is 27.00%, or $1,270.00 per Note.

•	The Upside Participation Rate is 200.00%.

•	All returns are based on a 13-month term; pre-tax basis.

•	No Market Disruption Events occur during the term of the Notes.

Example 1: The ETF Return is positive and the Cash Settlement Value is capped at $1,270.00.

In this example, the ETF rises over the term of the Notes. On the Calculation Date, the Final Price is 36.40, representing an ETF Return of 40.00%, as calculated below:

Because the ETF Return is positive, the Cash Settlement Value will be equal to the $1,000.00 principal amount of the Notes plus the product of (i) $1,000.00 multiplied by (ii) the Upside Participation Rate (200.00%) multiplied by (iii) the ETF Return; subject to the maximum return on the Notes of 27.00%. In this example, since the ETF Return multiplied by Upside Participation Rate is greater than 27.00%, the Cash Settlement Value on the Maturity Date would be capped at $1,270.00, which provides the maximum return on the Notes of 27.00%. This example illustrates the fact that the return on your Notes will be limited to the maximum return on the Notes of 27.00%.

Example 2: The ETF Return is positive and the Cash Settlement Value is not subject to the maximum return.

In this example, the ETF rises over the term of the Notes. On the Calculation Date, the Final Price is 28.60, representing an ETF Return of 10.00%, as calculated below.

Because the ETF Return is equal to 10.00% (which, after being multiplied by the Upside Participation Rate, is less than the maximum return of 27.00%), the Cash Settlement Value would be $1,200.00, as calculated below.

= $1,000.00 + ($1,000.00 x Upside Participation Rate x ETF Return)

= $1,000.00 + ($1,000.00 x 200.00% x 10.00%)

= $1,000.00 + $200.00

= $1,200.00

In this example, the share price of the ETF rises 10.00% over the term of the Notes. However, you would benefit from the Upside Participation Rate and your return on investment would be 20.00%.

Example 3: The ETF Return is negative, but is greater than -10.00%.

In this example, the ETF declines over the term of the Notes. On the Calculation Date, the Final Price is 23.92, representing an ETF Return of -8.00%, as calculated below.

Since the ETF Return is negative but is greater than -10.00%, the Cash Settlement Value would equal the $1,000.00 principal amount of the Note.

In this example, the share price of the ETF decreases 8.00% over the term of the Notes, and your return on investment would be 0.00%.

Example 4: The ETF Return is negative and is less than -10.00%.

In this example, the ETF declines over the term of the Notes. On the Calculation Date, the Final Price is 18.20, representing an ETF Return of -30.00%, as calculated below:

In this example, since the ETF Return is less than -10.00%, the Cash Settlement Value for each Note is equal to the $1,000.00 principal amount minus 1.00% of the $1,000.00 principal amount for each percentage point that the ETF Return is less than -10.00%. In this example, the ETF Return is -30.00%. Therefore, you will suffer a 20.00% loss and receive 80.00% of the principal amount of your Notes at maturity, and the Cash Settlement Value for each note would be $800.00. This example demonstrates that if the ETF Return is less than -10.00%, you will lose some or possibly as much as 90.00% of your initial investment in the Notes.

Summary of Examples 1 Through 4
Reflecting the Cash Settlement Value

	Example 1	Example 2	Example 3	Example 4
Initial Price	26.00	26.00	26.00	26.00
Hypothetical Final Price	36.40	28.60	23.92	18.20
Value of hypothetical Final Price relative to the Initial Price	Higher	Higher	Lower	Lower
Principal fully repaid?	Yes	Yes	Yes	No
Cash Settlement Value per Note	$1,270.00	$1,200.00	$1,000.00	$800.00

Table of Hypothetical Cash Settlement Values
Initial Price	Final Price	ETF Return	Cash Settlement Value Per Note	Return if Held to Maturity	Initial Price	Final Price	ETF Return	Cash Settlement Value Per Note	Return if Held to Maturity
26.00	33.28	+28.00%	$1,270.00	27.00%	26.00	25.74	-1.00%	$1000.00	0.00%
26.00	33.02	+27.00%	$1,270.00	27.00%	26.00	25.48	-2.00%	$1000.00	0.00%
26.00	32.76	+26.00%	$1,270.00	27.00%	26.00	25.22	-3.00%	$1000.00	0.00%
26.00	32.50	+25.00%	$1,270.00	27.00%	26.00	24.96	-4.00%	$1000.00	0.00%
26.00	32.24	+24.00%	$1,270.00	27.00%	26.00	24.70	-5.00%	$1000.00	0.00%
26.00	31.98	+23.00%	$1,270.00	27.00%	26.00	24.44	-6.00%	$1000.00	0.00%
26.00	31.72	+22.00%	$1,270.00	27.00%	26.00	24.18	-7.00%	$1000.00	0.00%
26.00	31.46	+21.00%	$1,270.00	27.00%	26.00	23.92	-8.00%	$1000.00	0.00%
26.00	31.20	+20.00%	$1,270.00	27.00%	26.00	23.66	-9.00%	$1000.00	0.00%
26.00	30.94	+19.00%	$1,270.00	27.00%	26.00	23.40	-10.00%	$1000.00	0.00%
26.00	30.68	+18.00%	$1,270.00	27.00%	26.00	23.14	-11.00%	$990.00	-1.00%
26.00	30.42	+17.00%	$1,270.00	27.00%	26.00	22.88	-12.00%	$980.00	-2.00%
26.00	30.16	+16.00%	$1,270.00	27.00%	26.00	22.62	-13.00%	$970.00	-3.00%
26.00	29.90	+15.00%	$1,270.00	27.00%	26.00	22.36	-14.00%	$960.00	-4.00%
26.00	29.64	+14.00%	$1,270.00	27.00%	26.00	22.10	-15.00%	$950.00	-5.00%
26.00	29.38	+13.00%	$1,260.00	26.00%	26.00	21.84	-16.00%	$940.00	-6.00%
26.00	29.12	+12.00%	$1,240.00	24.00%	26.00	21.58	-17.00%	$930.00	-7.00%
26.00	28.86	+11.00%	$1,220.00	22.00%	26.00	21.32	-18.00%	$920.00	-8.00%
26.00	28.60	+10.00%	$1,200.00	20.00%	26.00	21.06	-19.00%	$910.00	-9.00%
26.00	28.34	+9.00%	$1,180.00	18.00%	26.00	20.80	-20.00%	$900.00	-10.00%
26.00	28.08	+8.00%	$1,160.00	16.00%	26.00	20.54	-21.00%	$890.00	-11.00%
26.00	27.82	+7.00%	$1,140.00	14.00%	26.00	20.28	-22.00%	$880.00	-12.00%
26.00	27.56	+6.00%	$1,120.00	12.00%	26.00	20.02	-23.00%	$870.00	-1300%
26.00	27.30	+5.00%	$1,100.00	10.00%	26.00	19.76	-24.00%	$860.00	-14.00%
26.00	27.04	+4.00%	$1,080.00	8.00%	26.00	19.50	-25.00%	$850.00	-15.00%
26.00	26.78	+3.00%	$1,060.00	6.00%	26.00	19.24	-26.00%	$840.00	-16.00%
26.00	26.52	+2.00%	$1,040.00	4.00%	26.00	18.98	-27.00%	$830.00	-17.00%
26.00	26.26	+1.00%	$1,020.00	2.00%	26.00	18.72	-28.00%	$820.00	-18.00%
26.00	26.00	0.00%	$1,000.00	0.00%	26.00	18.46	-29.00%	$810.00	-19.00%

Antidilution Adjustments

If one of the corporate events described below occurs, the Calculation Agent will determine whether such corporate event will have a material effect on the ETF or the Notes, or in the case of a Potential Adjustment Event (as defined herein), whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of one share of the ETF. To the extent the Calculation Agent makes such a determination, the Calculation Agent will make the adjustments and computations described below. The Calculation Agent will also determine the effective date of that adjustment, and the replacement of the ETF, if applicable. Upon making any such adjustment, the Calculation Agent will give notice as soon as practicable to the Trustee, stating the adjustment made. The Calculation Agent will provide information about the adjustments it makes upon your written request.

If more than one corporate event requiring adjustment occurs, the Calculation Agent will make such an adjustment for each event in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the Initial Price, the Final Price, the Cash Settlement Value or any other variable for the first corporate event, the Calculation Agent will adjust the appropriate variables for the second event, applying the required adjustment cumulatively.

To the extent the Calculation Agent makes an adjustment, it will make the adjustment with a view to offsetting, to the extent practical, any change in your economic position relative to the Notes that results solely from that corporate event. The Calculation Agent may modify the antidilution adjustments as necessary to ensure an equitable result.

The following corporate events are those that may require an adjustment:

Merger Events and Tender Offers

Merger Events. A “Merger Event” shall mean, in respect of the ETF, any (i) reclassification or change of the ETF that results in a transfer of or an irrevocable commitment to transfer all of the outstanding shares of the ETF to another person or entity, (ii) consolidation, amalgamation, merger or binding share exchange of the ETF Issuer with or into another entity or person (other than a consolidation, amalgamation, merger or binding share exchange in which the ETF Issuer is the continuing entity and which does not result in a reclassification or change of all of the shares of the ETF outstanding), (iii) takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the ETF (other than shares of the ETF owned or controlled by such other entity or person), or (iv) consolidation, amalgamation, merger or binding share exchange of the ETF Issuer or its subsidiaries with or into another entity in which the ETF Issuer is the continuing entity and which does not result in a reclassification or change of the all of the shares of the ETF outstanding but results in the outstanding shares of the ETF (other than shares of the ETF owned or controlled by such other entity) immediately following such event collectively representing less than 50% of the outstanding shares of the ETF immediately prior to such event, in each case if the Approval Date (as defined herein) of the Merger Event is on or before the Calculation Date.

Tender Offers. A “Tender Offer” shall mean, in respect of the voting shares of the ETF Issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in such entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the ETF Issuer as determined by the Calculation Agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the Calculation Agent deems relevant, in each case if the Approval Date (as defined herein) of the Tender Offer is on or before the Calculation Date.

If a Merger Event or a Tender Offer occurs and the consideration for the ETF consists solely of new shares that are publicly quoted, traded or listed on the New York Stock Exchange, AMEX, or NASDAQ (the “New ETF”), then the ETF will be adjusted to comprise the number of shares of the New ETF to which a holder of one share of the ETF immediately prior to the occurrence of the Merger Event or Tender Offer, as the case may be, would be entitled upon consummation of such Merger Event or Tender Offer, and the Calculation Agent shall adjust any or all of the Initial Price, the Final Price, the Cash Settlement Value or any other variable relevant to the terms of the Notes to account for the economic effect of such Merger Event or Tender Offer. The Calculation Agent will determine the effective date of any such adjustment, and the replacement of the ETF, if applicable.

If a Merger Event or a Tender Offer occurs and the consideration for the ETF includes property other than shares of the New ETF (other than cash paid in lieu of fractional shares), in whole or in part, then the Final Price following the Approval Date (se defined herein) shall be equal to the Consideration Value (as defined herein).

“Consideration Value” per share of the ETF means, with respect to an event (other than one in which consideration consists solely of shares of the New ETF), the sum of (i) in the case of cash received in such an event, the amount of such cash so received, and (ii) for any property other than cash received in such an event, the market value of such property so received as of the Calculation Date. Any market value determined pursuant to (ii) above shall be determined on the basis of market quotations from four leading dealers in the relevant market. If that property cannot be determined on the basis of market quotations by four leading dealers in the relevant market, then the Calculation Agent will determine the market value of such property.

The “Approval Date” is the closing date of a Merger Event, or, in the case of a Tender Offer, the date on which the person or entity making the Tender Offer acquires or otherwise obtains the relevant percentage of the voting shares of the ETF Issuer.

In the event of a Merger Event or Tender Offer in which a holder of shares of the ETF may elect the form of consideration it receives in respect of such Merger Event or Tender Offer, the consideration shall be deemed to consist of the types and amounts of each type of consideration distributed to a holder that makes no such election, as determined by the Calculation Agent.

Nationalization, Delisting and Insolvency

Nationalization. “Nationalization” shall mean all the assets or substantially all the assets of the ETF Issuer are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

Insolvency. “Insolvency” shall mean that, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding involving, the ETF Issuer, (i) all of the shares of the ETF are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of the shares of the ETF become legally prohibited from transferring them.

If the Announcement Date (as defined herein) for a Nationalization or Insolvency occurs, on or prior to the Calculation Date, then the Final Price following the Announcement Date shall be equal to the Consideration Value (as defined herein), which may be zero.

The “Announcement Date” means (i) in the case of a Nationalization, the day of the first public announcement by the relevant government authority that all or substantially all of the assets of the ETF Issuer are to be nationalized, expropriated or otherwise transferred to any governmental agency, authority or entity, (ii) in the case of a Delisting Event, the day of the first public announcement by the primary exchange for the ETF that the ETF will cease to trade or be publicly quoted on such exchange, or (iii) in the case of an Insolvency, the day of the first public announcement of the institution of a proceeding or presentation of a petition or passing of a resolution (or other analogous procedure in any jurisdiction) that leads to an Insolvency with respect to the ETF Issuer. In the case of an acceleration of the maturity of the Notes, interest will be paid on the Notes through and excluding the related date of accelerated payment.

Delisting Event. A “Delisting Event” shall occur if the Relevant Exchange for the ETF announces that pursuant to the rules of such Relevant Exchange, the ETF ceases (or will cease) to be listed, traded or publicly quoted on such Relevant Exchange for any reason (other than a Merger Event or Tender Offer) and is not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as such Relevant Exchange.

If a Delisting Event occurs, then the Final Price on the Calculation Date will be determined as follows: (i) if the ETF is not re-listed on any exchange or quotation system located in the same country as the Relevant Exchange for the ETF, the Final Price will be the fair market value of the ETF as determined by the Calculation Agent on the Calculation Date; and (ii) if the ETF is re-listed on any exchange or quotation system located in the same country as the Relevant Exchange for the ETF, the Final Price will be the closing price of the ETF on such exchange or quotation system as determined by the Calculation Agent on the Calculation Date.

Potential Adjustment Events. A “Potential Adjustment Event” shall mean any of the following (i) a subdivision, consolidation or reclassification of the ETF (other than a Merger Event or Tender Offer), or a free distribution or distribution of shares of the ETF to existing holders by way of bonus, capitalization or similar issue; (ii) a distribution to existing holders of shares of the ETF of (A) such shares, (B) other capital or securities granting the right to payment of distributions and/or proceeds of liquidation of the ETF Issuer equal, proportionate or senior to such payments to holders of the ETF or (C) any other type of securities, rights or warrants or other assets, in any case for payments (cash or other) at less than the prevailing market price, as determined by the Calculation Agent; (iii) an extraordinary distribution paid by the ETF Issuer; (iv) a call by the ETF Issuer in respect of shares of the ETF that are not fully paid; (v) a repurchase of shares of the ETF or securities convertible into or exchangeable for such shares, by the ETF Issuer whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or (vi) any other similar event that may have a diluting or concentrative effect on the theoretical price of the ETF other than Insolvency, Merger Event or Tender Offer, in each case if the Potential Adjustment Event occurs before the Calculation Date.

If a Potential Adjustment Event occurs, then the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of one share of the ETF and, if so, will (i) make the corresponding adjustment(s), if any, to the Initial Price, the Final Price, the Cash Settlement Value of the Notes and any other variable (or any combination thereof) as the Calculation Agent determines appropriate to account for that diluting or concentrative effect, and (ii) determine the effective date(s) of any such adjustment(s).

Market Disruption Events

If there is a Market Disruption Event on the Calculation Date, the Final Price will be determined on the first succeeding ETF Business Day on which there is no Market Disruption Event. In no event, however, will the Calculation Date be a date that is postponed by more than three ETF Business Days following the original date that, but for the Market Disruption Event, would have been the Calculation Date. In that case, the third ETF Business Day will be deemed to be the Calculation Date, notwithstanding the Market Disruption Event, and the Calculation Agent will determine the Final Price on that third ETF Business Day in accordance with the formula for and method of calculating the ETF in effect prior to the Market Disruption Event using the closing level of each Underlying Stock as described above (or, if trading in any such Underlying Stock has been materially suspended or materially limited, the Calculation Agent’s estimate of the closing level that would have prevailed but for such suspension or limitation) as of that third ETF Business Day. If no Market Disruption Event exists the Final Price of the ETF shall be determined on the scheduled Calculation Date. In the event of a Market Disruption Event on the Calculation Date, the Maturity Date will be three Business Days following the adjusted Calculation Date.

A “Market Disruption Event” means the occurrence or existence at any time of a condition specified below that the Calculation Agent determines to be material:

(a) any suspension of or limitation imposed on trading by any Relevant Exchange or Related Exchange, or otherwise and whether by reason of movements in price exceeding limits permitted by such Relevant Exchange(s) or Related Exchange(s) or otherwise (A) relating to the ETF or any Underlying Stocks or (B) in futures or options contracts relating to the ETF or its Underlying Index on any Related Exchange;

(b) any event (other than in section (c) below) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values for the ETF or, any Underlying Stocks on any Relevant Exchange(s) or (B) to effect transactions in, or obtain market prices for, futures or options contracts relating to the ETF or its Underlying Index on any Related Exchange;

(c) the closure on any ETF Business Day of any Relevant Exchange or Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Relevant Exchange(s) or Related Exchange(s) (as the case may be) at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Relevant Exchange(s) or Related Exchange(s) on such ETF Business Day and (ii) the submission deadline for orders to be entered into such Relevant Exchange or Related Exchange system for execution at the Scheduled Closing Time (as defined herein) on such ETF Business Day; or

(d) any ETF Business Day on which any Relevant Exchange or Related Exchange for the ETF fails to open for trading during its regular trading session.

For the purposes of determining whether a Market Disruption Event exists at any time, if a Market Disruption Event occurs in respect of an Underlying Stock at any time, then the relevant percentage contribution of that Underlying Stock to the level of the Underlying Index shall be based on a comparison of (x) the portion of the level of the Underlying Index attributable to that Underlying Stock and (y) the overall level of the Underlying Index, in each case immediately before the occurrence of such Market Disruption Event.

“Underlying Index” means with respect to XLF, the Financial Select Sector Index, or any successors thereto.

“Underlying Stock” means the stocks that comprise the Underlying Index, or any successors thereto.

“Relevant Exchange” means the primary exchange or market of trading for the ETF, which is currently the AMEX, and the primary exchanges or markets of trading of any Underlying Stocks.

“Related Exchange” means each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the ETF or the Underlying Index.

“ETF Business Day” means any day on which the Relevant Exchange and each Related Exchange are scheduled to be open for trading.

“Scheduled Closing Time” means, in respect of a Relevant Exchange or Related Exchange and an ETF Business Day, the scheduled weekday closing time of such Relevant Exchange or Related Exchange on such ETF Business Day, without regard to after hours or any other trading outside of the regular trading session hours.

For purposes of the above definition:

(a) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange, and

(b) for purposes of clause (a) above, any limitations on trading during significant market fluctuations, under NYSE Rule 80B, Rule 4120 of the FINRA Conduct Rules or any analogous rule or regulation enacted or promulgated by the NYSE, FINRA or any other self regulatory organization or the SEC of similar scope as determined by the Calculation Agent, will be considered “material.”

Redemption; Defeasance

The Notes are not subject to redemption before maturity, and are not subject to the defeasance provisions described in the section “Description of Debt Securities - Defeasance” in the accompanying prospectus.

Events of Default and Acceleration

If an Event of Default (as defined in the accompanying prospectus) with respect to any Notes has occurred and is continuing, then the amount payable to you, as a holder of a Note, upon any acceleration permitted by the Notes will be equal to the Cash Settlement Value as though the date of early repayment were the Maturity Date of the Notes, adjusted by an amount equal to any losses, expenses and costs to us of unwinding any underlying or related hedging or funding arrangements, all as determined by the Calculation Agent. If a bankruptcy proceeding is commenced in respect of us, the claims of the holder of a Note may be limited under Title 11 of the United States Code.

Same-Day Settlement and Payment

Settlement for the Notes will be made by Bear Stearns in immediately available funds. Payments of the Cash Settlement Value will be made by us in immediately available funds, so long as the Notes are maintained in book-entry form.

Calculation Agent

The Calculation Agent for the Notes will be Bear Stearns. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us and the holders of the Notes, absent manifest error and provided the Calculation Agent shall be required to act in good faith in making any determination. Manifest error by the Calculation Agent, or any failure by it to act in good faith in making a determination adversely affecting the payment of the Cash Settlement Value or interest or principal to holders of the Notes, would entitle the holders, or the Trustee acting on behalf of the holders, to exercise rights and remedies available under the Indenture. If the Calculation Agent uses its discretion to make any determination, the Calculation Agent will notify us and the Trustee, who will provide notice to the registered holders of the Notes.

DESCRIPTION OF THE ETF

Financial Select Sector SPDR® (XLF)

According to publicly available information, XLF is an investment portolio issued by the ETF Issuer and managed and maintained by SSFM. XLF is an ETF that trades on the AMEX under the ticker symbol “XLF”. XLF invests in a wide array of financial service firms with diversified business lines ranging from investment management to commercial and investment banking.

The Select Sector SPDR Trust consists of separate Select Sector SPDR® Funds. Each Select Sector SPDR® Fund is a fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of Global Industry Classification Standards from a defined universe of companies. The Select Sector Indices upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index. XLF represents the companies that represent the Underlying Index.

XLF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of the financial services sector of the U.S. equity market. The Underlying Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate including REITs.

XLF pursues the indexing strategy of “replication” in attempting to track the performance of Underlying Index. XLF will invest in all of the securities which comprise the Underlying Index. XLF will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index.

The Underlying Index is a theoretical financial calculation, while XLF is an actual investment portfolio. The performance of XLF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” XLF, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an Underlying Index.

The shares of XLF are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Investment Company Act of 1940, as amended (the “Investment Company Act”). Companies with securities registered under the Exchange Act and Investment Company Act are required to file financial and other information specified by the SEC periodically. Information provided to or filed with the U.S. Securities and Exchange Commission (“SEC”) by the ETF Issuer can be inspected or copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Information provided to or filed with the SEC by the ETF Issuer pursuant to the Exchange Act and Investment Company Act can be located through the SEC’s website at http://www.sec.gov.

In addition, information regarding XLF may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and at http://www.sectorspdr.com. Information on http://www.sectorspdr.com is not incorporated by reference into this pricing supplement. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Select Sector SPDR® Funds are registered marks of The McGraw-Hill Companies, Inc. The copyright and all rights to XLF belong to the ETF Issuer. The Notes are not sponsored, endorsed, sold or promoted by the ETF Issuer or The McGraw-Hill Companies, Inc. Neither the ETF Issuer nor The McGraw-Hill Companies, Inc. makes any representations or warranties to the holders of the Notes or any member of the public regarding the advisability of investing in the Notes. The ETF Issuer has no obligation to continue to list XLF and may de-list XLF.

Neither we nor any or our affiliates makes any representation to you as to the performance of XLF.

Historical Performance of XLF

The following table sets forth the month-end closing ETF share prices of XLF for each month in the period from December 1998 through February 2008. XLF’s closing share prices listed below were obtained from Bloomberg, without independent verification by the Company. The historical prices of XLF should not be taken as an indication of future performance, and no assurance can be given that the share price of XLF will increase relative to its the Initial Price during the term of the Notes.]

The closing share price of XLF on March 3, 2008 was 25.48.

Month End Closing Share Prices: January 1998 -February 2008

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
January	N/A	23.84	23.06	29.43	26.00	21.72	29.05	29.87	31.95	37.08	29.14
February	N/A	24.22	20.59	27.45	25.55	21.05	29.88	29.67	32.63	35.95	25.83
March	N/A	24.94	24.27	26.54	27.15	20.76	29.40	28.39	32.55	35.63	-
April	N/A	26.69	24.5	27.50	26.46	23.37	28.12	28.44	33.96	37.01	-
May	N/A	25.08	25.05	28.71	26.38	24.56	28.60	29.28	32.68	37.90	-
June	N/A	26.09	23.75	28.40	25.14	24.55	28.58	29.47	32.34	36.18	-
July	N/A	24.50	25.84	28.13	23.05	25.62	27.97	29.93	33.08	32.90	-
August	N/A	23.42	28.47	26.27	23.48	25.32	28.88	29.44	33.47	33.75	-
September	N/A	22.13	29.00	24.68	20.67	25.41	28.46	29.52	34.62	34.32	-
October	N/A	25.56	28.75	24.33	22.56	27.17	28.61	30.42	35.43	33.73	-
November	N/A	24.44	27.28	25.91	23.40	27.07	29.50	31.87	35.68	31.00	-
December	23.44	23.77	29.50	26.30	22.00	28.13	30.53	31.67	36.74	28.93	-

The following graph illustrates the historical performance of XLF based on the closing level on the last ETF Business Day of each month from December 1998 to February 2008.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. For purposes of this summary, a “U.S. holder” is a beneficial owner of a Note that is:

•	an individual who is a citizen or a resident of the United States, for federal income tax purposes;

•
a corporation (or other entity that is treated as a corporation for federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate whose income is subject to federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons (as defined for federal income tax purposes) have the authority to control all of its substantial decisions.

For purposes of this summary, a “non-U.S. holder” is a beneficial owner of a Note that is:

•	a nonresident alien individual for federal income tax purposes;

•	a foreign corporation for federal income tax purposes;

•	an estate whose income is not subject to federal income tax on a net income basis; or

•
a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if United States persons (as defined for federal income tax purposes) do not have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for those purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any of those changes may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only holders that purchase Notes at initial issuance, and own Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or “conversion transaction” for federal income tax purposes or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for federal income tax purposes). This summary does not discuss the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Notes) more than 5 percent of any entity included in the ETF. This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

This summary was not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. federal, state, or local tax penalties. This summary was written in connection with the promotion or marketing by the Issuer of the Notes addressed in this summary. Prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes based on the taxpayer’s particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

In General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Accordingly, the proper U.S. federal income tax treatment of the Notes is uncertain. Under one approach, the Notes would be treated as pre-paid cash-settled executory contracts with respect to the ETF that are subject to the “constructive ownership” rules of section 1260 of the Code. We intend to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes consistent with this approach. Except as otherwise provided in “—Alternative Characterizations and Treatments,” the balance of this summary assumes that the Notes are so treated.

Federal Income Tax Treatment of U.S. Holders

Upon the receipt of cash at maturity of a Note or upon the sale, exchange or other disposition of a Note in a taxable transaction, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized at maturity or upon the sale, exchange or other disposition and the U.S. holder’s tax basis in the Note. A U.S. holder’s tax basis in a Note will generally be equal to the U.S. holder’s cost for the Note. Any gain recognized on the sale, exchange, maturity, or other taxable disposition of the Notes that is held for one year or less at the time of disposition would generally be treated as short-term capital gain, and any gain recognized on the taxable disposition of the Note that is held for more than a year at the time of disposition would be treated as long-term capital gain only to the extent that the U.S. holder can demonstrate that it would have realized long-term capital gain had it held the ETF directly, and otherwise would be treated as ordinary income that is subject to an interest charge. The interest charge is equal to the amount of interest that would be imposed on the underpayment of tax (currently at a rate equal to 9% for corporate taxpayers with underpayments in excess of $100,000 and 7% for all other taxpayers) that would have resulted if the recharacterized ordinary income had been included in gross income in the years it accrued, based on an accrual at a constant rate to maturity of 2.25% (for instruments with a term of three years or less issued in March 2008) over the period during which the U.S. holder holds the Note.

Because the U.S. holder does not share in distributions made on the ETF, these distributions should be excluded from the calculation of the amount and character of gain, if any, that would have been realized had the U.S. holder held the ETF directly. However, if the ETF changes its positions within a year of the maturity, sale, exchange or other disposition of the Note by a U.S. holder, the U.S. holder will be unable to demonstrate that it would have recognized long-term capital gain with respect to that portion of the ETF. Long-term capital gains of non-corporate taxpayers are generally eligible for reduced rates of taxation. The ability of U.S. holders to use capital losses to offset ordinary income is limited.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of certain pre-paid forward contracts (which may include the Notes) should be required to accrue income under a mark-to-market, accrual or other methodology, and whether income and gain on such a security should be ordinary or capital. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Note is required to accrue income in respect of a Note prior to the receipt of payments under the Note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Note as ordinary income (including gain on a sale). It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). You are urged to consult your own tax advisor regarding Notice 2008-2 and the possible effect to you of the issuance of regulations or other guidance that affects the federal income tax treatment of the Notes.

Alternative Characterizations and Treatments

Although we intend to treat each Note as a pre-paid cash-settled executory contract that is subject to the “constructive ownership” rules of section 1260 of the Code, as described above, there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization of securities with terms that are substantially the same as those of the Notes, and therefore the Notes could be subject to some other characterization or treatment for U.S. federal income tax purposes. For example, each Note could be treated as a “contingent payment debt instrument” for U.S. federal income tax purposes. In this event, a U.S. holder would be required to accrue original issue discount income, subject to adjustments, at the “comparable yield” of the Notes and any gain recognized with respect to the Note generally would be treated as ordinary income. Prospective investors should consult their tax advisors as to the federal income tax consequences to them if the Notes are treated as debt instruments for federal income tax purposes.

Other alternative federal income tax characterizations or treatments of the Notes are possible, and if applied could also affect the amount, the timing and the character of the income, gain, or loss with respect to the Notes.

Prospective investors in the Notes should consult their tax advisors as to the tax consequences to them of purchasing Notes, including any alternative characterizations and treatments.

Federal Income Tax Treatment of Non-U.S. Holders

A non-U.S. holder that is not subject to U.S. federal income tax as a result of any direct or indirect connection to the United States other than its ownership of a Note and is not an individual present in the United States for 183 days or more in the year the gain is recognized should not be subject to U.S. federal income or withholding tax in respect of the Notes so long as (1) the non-U.S. holder provides an appropriate statement, signed under penalties of perjury, identifying the non-U.S. holder and stating, among other things, that the non-U.S. holder is not a United States person (as defined for federal income tax purposes), (2) the non-U.S. holder is not a bank that has purchased the Notes in the ordinary course of its trade or business of making loans, as described in section 881(c)(3)(A) of the Code, (3) the non-U.S. holder is not a “10-percent shareholder” within the meaning of section 871(h)(3)(B) of the Code or a “related controlled foreign corporation” within the meaning of section 881(c)(3)(C) of the Code with respect to us, and (4) the ETF and its constituent stocks are actively traded within the meaning of 871(h)(4)(C)(v) of the Code. We expect that the ETF will be treated as actively traded within the meaning of section 871(h)(4)(C)(v) of the Code.

If any of these conditions are not met, a 30% withholding tax may apply to payments on the Notes, unless an income tax treaty reduces or eliminates such tax or the income is effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder. In the latter case, such non-U.S. holder should be subject to U.S. federal income tax with respect to all income from the Notes at regular rates applicable to U.S. taxpayers, and, for a foreign corporation, possibly branch profits tax, unless an applicable treaty reduces or eliminates such tax.

If the non-U.S. holder is an individual that is present in the United States for 183 days or more in the taxable year of the maturity, sale, exchange or other disposition and certain other conditions are satisfied, in which case the non-U.S. holder will generally be subject to tax at a rate of 30% on the amount by which the non-U.S. holder's capital gains derived from the maturity, sale, exchange, retirement or other disposition of the Notes and other assets that are from U.S. sources exceed capital losses allocable to U.S. sources.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether foreign holders of certain pre-paid forward contracts (which may include the Notes) should be subject to withholding tax on a deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a non-U.S. holder of a Note will be subject to U.S. withholding tax in respect of the Note. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). You are urged to consult your own tax advisor regarding Notice 2008-2 and the possible effect to you of the issuance of regulations or other guidance that could impose U.S. withholding tax in respect of the Notes.

Information Reporting and Backup Withholding

Distributions made on the Notes and proceeds from the sale of Notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the holder of Notes complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the Notes generally would be refunded by the IRS or allowed as a credit against the holder of Notes federal income tax, provided the holder of Notes makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to holder of Notes that are not exempt from the reporting requirements.

CERTAIN ERISA CONSIDERATIONS

Section 4975 of the Code prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code (“Qualified Plans”) or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of ERISA prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian) of a Plan, any person providing services (for example, a broker) to a Plan, the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The purchase and/or holding of Notes by a Plan with respect to which we, Bear Stearns and/or certain of our affiliates is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such the Notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. Each of us, Bear Stearns and Bear Stearns Securities Corp. is considered a “disqualified person” under the Code or a “party in interest” under ERISA with respect to many Plans, although neither we nor Bear Stearns can be a “party in interest” to any IRA other than certain employer-sponsored IRAs, as only employer-sponsored IRAs are covered by ERISA.

Applicable administrative exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts).

It should also be noted that the Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a Plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing Notes on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither we, Bear Stearns, nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined herein) with respect to the assets of the Plan which such fiduciary is using to purchase the Notes, both of which are necessary preconditions to utilizing this exemption. Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the exemption.

A fiduciary who causes a Plan to engage, directly or indirectly, in a non-exempt prohibited transaction may be subject to a penalty under ERISA, and may be liable for any losses to the Plan resulting from such transaction. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in non-exempt transactions with the assets of Plans subject to such Section. If an IRA engages in a prohibited transaction, the assets of the IRA are deemed to have been distributed to the IRA beneficiaries.

In accordance with ERISA’s general fiduciary requirements, a fiduciary with respect to any ERISA Plan who is considering the purchase of Notes on behalf of such plan should consider the foregoing information and the information set forth in the applicable prospectus supplement and any applicable pricing supplement, and should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Fiduciaries of Plans established with, or for which services are provided by, us, Bear Stearns, and/or certain of our affiliates should consult with counsel before making any acquisition. Each purchaser of any Notes, the assets of which constitute the assets of one or more Plans, and each fiduciary that directs such purchaser with respect to the purchase or holding of such Notes, will be deemed to represent that the purchase, holding and disposition of the Notes does not and will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state or local law (“Similar Law”) similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans (“Similar Law Plans”) should consider applicable Similar Law when investing in the Notes. Each fiduciary of a Similar Law Plan will be deemed to represent that the Similar Law Plan’s (direct or indirect) acquisition and holding of the Notes will not result in a non-exempt violation of applicable Similar Law.

The sale of any Note to a Plan or a Similar Law Plan is in no respect a representation by us or any of our affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Law Plans generally or any particular Plan or Similar Law Plan, or that such an investment is appropriate for a Plan or a Similar Law Plan generally or any particular Plan or Similar Law Plan.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds from the sale of the Notes for general corporate purposes. We or one or more of our subsidiaries (including BSIL) may hedge our obligations under the Notes by the purchase and sale of the Underlying Stocks, exchange-traded and over-the-counter options on, or other derivative or synthetic instruments related to, the Underlying Stocks, the Underlying Index and the ETF, futures contracts on the Underlying Stocks, the Underlying Index and the ETF and/or options on these futures contracts. At various times after the initial offering and before the maturity of the Notes, depending on market conditions (including the share price of the ETF), in connection with hedging with respect to the Notes, we expect that we and/or one or more of our subsidiaries will increase or decrease those initial hedging positions using dynamic hedging techniques and may take long or short positions in any of these instruments. We or one or more of our subsidiaries may also take positions in other types of appropriate financial instruments that may become available in the future. If we or one or more of our subsidiaries has a long hedge position in any of these instruments then we or one or more of our subsidiaries may liquidate a portion of these instruments at or about the time of the maturity of the Notes. Depending on, among other things, future market conditions, the total amount and the composition of such positions are likely to vary over time. We will not be able to ascertain our profits or losses from any hedging position until such position is closed out and any offsetting position or positions are taken into account. Although we have no reason to believe that such hedging activity will have a material effect on the price of any of these instruments or on the share price of the ETF, we cannot guarantee that we and one or more of our subsidiaries will not affect such share prices as a result of its hedging activities. You should also refer to “Use of Proceeds” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in the Distribution Agreement dated as of June 19, 2003, as amended, we have agreed to sell to Bear Stearns, as principal, and Bear Stearns has agreed to purchase from us, the aggregate principal amount of Notes set forth opposite its name below.
Agent	Principal Amount of Notes
Bear, Stearns & Co. Inc.	$[●]
Total	$[●]

The Agent intends to initially offer $[●] of the Notes to the public at the offering price set forth on the cover page of this pricing supplement, and to subsequently resell the remaining principal amount of the Notes at prices related to the prevailing market prices at the time of resale. Investors who purchase an aggregate principal amount of at least $1,000,000 of this Note offering will be entitled to purchase Notes for 99.00% of the principal amount. In the future, the Agent may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We will offer the Notes to Bear Stearns at a discount of [●]% of the price at which the Notes are offered to the public. Bear Stearns may reallow a discount to other agents not in excess of [●]% of the public offering price.

In order to facilitate the offering of the Notes, we may grant the Agent a 30-day option from the date of the final pricing supplement, to purchase from us up to an additional $[●] at the public offering price, less the agent’s discount, to cover any over-allotments. The Agent may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level higher than that which might otherwise prevail in the open market. Specifically, the Agent may over-allot or otherwise create a short position in the Notes for its own account by selling more Notes than have been sold to it by us. If this option is exercised, in whole or in part, subject to certain conditions, the Agent will become obligated to purchase from us and we will be obligated to sell to the Agent an amount of Notes equal to the amount of the over-allotment exercised. The Agent may elect to cover any such short position by purchasing Notes in the open market. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such stabilizing, if commenced, may be discontinued at any time and in any event shall be discontinued within a limited period. No other party may engage in stabilization.

Payment of the purchase price shall be made in funds that are immediately available in New York City.

The agents may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify the agents against or to make contributions relating to certain civil liabilities, including liabilities under the Securities Act. We have agreed to reimburse the agents for certain expenses.

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or quotation system, and we do not expect a trading market will develop. Bear Stearns has advised us that, following completion of the offering of the Notes, it intends under ordinary market conditions to indicate prices for the Notes on request, although it is under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, no guarantees can be given as to whether an active trading market for the Notes will develop or, if such a trading market develops, as to the liquidity of such trading market. We cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which any such bids will be made. The Notes will cease trading as of the close of business on the Maturity Date.

Because Bear Stearns is our wholly-owned subsidiary, each distribution of the Notes will conform to the requirements set forth in Rule 2720 of the FINRA Conduct Rules.

LEGAL MATTERS

The validity of the Notes will be passed upon for us by Cadwalader, Wickersham & Taft LLP, New York, New York.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not under any circumstances assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.
		The Bear Stearns Companies Inc. $[●] Medium-Term Notes, Series B Linked to the Financial Select Sector SPDR® Fund Due April [●], 2009 PRICING SUPPLEMENT Bear, Stearns & Co. Inc. March [●], 2008
TABLE OF CONTENTS

Pricing Supplement
Page
Summary	PS-2
Key Terms	PS-4
Questions and Answers	PS-6
Risk Factors	PS-10
Description of the Notes	PS-17
Description of the ETF	PS-27
Certain U.S. Federal Income Tax Considerations	PS-29
Certain ERISA Considerations	PS-32
Use of Proceeds and Hedging	PS-33
Supplemental Plan of Distribution	PS-33
Legal Matters	PS-34
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-8
Description of Notes	S-8
Certain US Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution	S-46
Listing	S-47
Validity of the Notes	S-47
Glossary	S-47
Prospectus
Where You Can Find More Information	1
The Bear Stearns Companies Inc.	2
Use of Proceeds	4
Description of Debt Securities	4
Description of Warrants	16
Description of Preferred Stock	21
Description of Depositary Shares	25
Description of Depository Contracts	28
Description of Units	31
Book-Entry Procedures and Settlement	33
Limitations on Issuance of Bearer Debt Securities and Bearer Warrants	43
Plan of Distribution	44
ERISA Considerations	48
Legal Matters	49
Experts	49